UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

Cang Bao Tian Xia International Art Trade Center, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

137581 104

(CUSIP Number)

John B. Lowy

645 Fifth Avenue, Suite 400, New York, NY 10022

(2120 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 137581 104	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS ZHOU, XINGTAO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,432,351 common shares
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 2,432,351 common shares
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,351 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 137581 104	13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER

Cang Bao Tian Xia International Art Trade Center, Inc. Common Stock, $.001 p.v.

ITEM 2.	IDENTITY AND BACKGROUND

Xingtao Zhou has served as the chairman and founder of Hainan Cang Bao Tian Xia Artwork Co. Ltd. since 2017 and Cang Bao Ge (Hong Kong) Arts Co., Ltd since 2012. From 2009 to 2012, Mr. Zhou served as the president of Yi Hua Cultural Diffusion Co., Ltd. Mr. Zhou served as the curator of the Yin Yuan Min Su Museum from 2003 to 2009 and as the vice curator from 1999 to 2003. Mr. Zhou received a bachelor’s degree in International Business from Southwestern University of Finance and Economics.

During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total purchase price paid for the common shares and the preferred shares (see Item 5 below) in connection with the change of control (see Item 4 below) was $375,000.  The reporting person purchased his shares from his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the transaction was to enable the reporting person to acquire control of the issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person owns 2,432,351 of the Issuer’s 3,319,245 issued and outstanding common shares, 73.3%. The reporting person also owns all 10,000,000 of the issuer’s issued and outstanding preferred shares, 100.0%.

(b) The reporting person has sole voting and sole power to dispose of or direct the disposition of the shares.

(c) The reporting person purchased the shares as of December 28, 2018.

(d) No other person has rights with respect to the shares owned by the reporting person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements understandings or relationships between the reporting person and any other person with respect to the Issuer’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Filed as an Exhibit is the Stock Purchase Agreement by which the reporting person acquired the common shares and preferred shares referred to herein.

Exhibit Number	Exhibit Name

1	Stock Purchase Agreement (Incorporated by reference to Exhibit 99.1 on Form 8-K filed 12/28/18 with the Securities and Exchange Commission)

CUSIP No. 137581 104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Zhou Xing Tao
Name: Xingtao Zhou

Dated: February 8, 2019

[Signature Page to Schedule 13D]